Exhibit 12

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies

(Unaudited)

	Three Months Ended March 31,
Millions of Dollars, Except Ratios	2005	2004
Earnings:
Net income	$129	$164
Equity earnings net of distributions	(8)	(15)

Total earnings	121	149

Income taxes	78	41

Fixed charges:
Interest expense including amortization of debt discount	122	128
Portion of rentals representing an interest factor	49	45

Total fixed charges	171	173

Earnings available for fixed charges	$370	$363

Ratio of earnings to fixed charges	2.2	2.1